BRUCE FUND, INC.

20 North Wacker Drive

Suite 2414

Chicago, Illinois 60606

(312) 236-9160

November 1, 2006

EDGAR CORRESPONDENCE

Briccio Barrientos

Securities & Exchange Commission

Division of Investment Management

450 5th Street, NW

Washington, DC 20549

Re: Bruce Fund, Inc. (SEC File Nos. 811-1528 and 2-27183)

Dear Mr. Barrientos:

In response to your comments regarding the Post-Effective Amendment No. 30 to the registration statement on Form N-1A for Bruce Fund, Inc, we have made all of the following changes, finding no disagreements with your findings:

1.	We have added explanations of our maturity strategies for both zero coupon government securities as well as corporate debt instruments.
2.	We have revised the language stating that cash positions maybe used for a transitional period of time as opposed to an extended period of time.
3.	Expanded on the strategy of using smaller capitalization companies inclusive of micro-cap companies as well.
4.	Added explanation of risks posed by zero coupon bonds versus coupon paying bonds of the same maturity.
5.	Made sure there was adequate discussion of management of the Fund as well as disclosure of where there is a discussion and summary surrounding the renewal of the advisory contract.
6.	Included discussion of conditions where fair value pricing would be applicable.
7.	Per Rule 18F1, we added additional redemption in kind discussion.
8.	Added new disclosures and discussion as to the Fund’s disclosure of portfolio holdings, the Board’s oversight activities and procedures.
9.	Clarified the Director’s fees, payment lags versus current year expenses.
10.	Applied the latest segment headings for assets managed in mutual funds, other pooled investment vehicles and other accounts.
11.	The following changes to be made in future filings:
a.	U.S. Treasury Strips will show corresponding interest rate
b.	Certification pages will adhere to then current rules
c.	Expanded disclosures pertaining to Board approval of advisory contract
d.	Form NP-X refined to show votes versus management recommendations.

In connection with these responses we hereby state that:

-the fund is responsible for the accuracy and adequacy of the disclosures in the filings

-staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

-the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any questions regarding the filing, please contact me at (312) 236-9160.

Sincerely,

R. Jeffrey Bruce

Vice President and Secretary